November 12,2020

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
Washington, D.C.  20549

RE: Nerium Biotechnology Inc.

Amendment No. 3 to Registration Statement on Form 10-12G
Filed: October 30, 2020

File No. 000-54051

Attention:	Mr. Rolf Sundwall
Ms. Lynn Dicker
Mr. Tim Buchmiller
Mr. Joe McCann

We are filing Amendment No. 3 to the Form 10 ("Amendment No.3") today on Edgar.

We have moved the interim period Segment information from the audited financial statement footnotes on page F-16  to the footnotes to the interim  3 and 6 months  financial statements at March 31, 2020 and June 30, 2020 on Page F-42.

We have also  made  several  corrections to typos and formatting on page F-16. No other changes were made to the disclosure.

Sincerely

/ s / Dennis Knocke

CEO, Nerium Biotechnology Inc.